DRAFT

DUFF & PHELPS, LLC

INVESTMENT BANKING AND FINANCIAL ADVISORY SERVICES

PRELIMINARY FAIRNESS ANALYSIS

SEMELE GROUP INC.

PRESENTATION TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

NOVEMBER 25, 2003

Table of Contents

Summary of Engagement

Duff & Phelps LLC ("Duff & Phelps") has been engaged by the Special Committee of the Board of Directors (the "Special Committee") of Semele Group Inc. ("Semele" or the "Company"), as financial advisor to the Special Committee, in connection with a contemplated transaction (the "Proposed Transaction"), as described below. Specifically, Duff & Phelps has been engaged to provide an opinion (the "Opinion") as to whether the Proposed Transaction is fair to the minority stockholders of the Company, other than Gary Engle, James Coyne, and their respective affiliates (the "Minority Stockholders"), from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

The Proposed Transaction involves an offer whereby Gary Engle and James Coyne, respectively Semele's CEO and President ("Management"), who together with their affiliates are the beneficial owners of approximately 67% of the outstanding common stock of Semele, propose to acquire substantially all of the outstanding shares of common stock of the Company not already owned by Management for $1.20 per share (the "Per Share Amount") subject to the Company completing a 1 for 1,000 reverse stock split (the "Reverse Stock Split"). Stockholders holding fewer than 1,000 shares will receive $1.20 per pre-Reverse Stock Split share in cash for their shares. The tender offer would commence immediately upon the completion of the Reverse Stock Split. The Proposed Transaction is not contingent on any financing conditions.

Our Opinion is based upon an analysis of the foregoing in light of our assessment of the general, economic and financial market conditions, as such conditions can be evaluated by us, as of a date preceding the date the Opinion is delivered. Events occurring after the date thereof could materially affect the assumptions to be used in preparing our Opinion and the conclusion reached in our Opinion. Duff & Phelps has not previously provided financial advisory services to Semele.

Summary of Engagement

In connection with the Opinion, with your permission and without any independent verification, Duff & Phelps has assumed that all information reviewed by us with respect to the Company and the Proposed Transaction, whether supplied by Semele, its advisors, or obtained by us from publicly available sources, will be true, correct and complete in all material respects and will not contain any untrue statements of material fact or omit to state a material fact necessary to make the information supplied to us not misleading. Any inaccuracies in, or omissions from, the information on which we rely could materially affect our Opinion. Furthermore, we have assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements made available to us.

In rendering this Opinion, we will assume that the Proposed Transaction occurs on terms as described in the letter dated November 11, 2003 to the Special Committee from Gary D. Engle and James A. Coyne relating to the Proposed Transaction. It should be recognized that we are not making any recommendation as to whether the stockholders of the Company should vote in favor of the Proposed Transaction or any other matter.

The Opinion is delivered subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and our engagement letter, and subject to the understanding that the obligations of Duff & Phelps in the Proposed Transaction are solely corporate obligations, and no officer, director, employee, agent, stockholder or controlling person of Duff & Phelps shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

Duff & Phelps was not engaged to render, nor are we purporting to render, any appraisal or definitive report as to the value (under an orderly liquidation scenario or otherwise) of the Company's securities or individual assets (including patents, technologies, trademarks, etc.) or liabilities. The enclosed estimates have been prepared based upon the information we have obtained from the Company or their representatives, which information we have assumed is reliable.

Summary of Due Diligence

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. No limits were placed on us by the Company or the Special Committee in terms of the information to which we had access or the matters we could consider. Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.

- Conducted meetings with members of the senior management team of Semele at the offices of Airem Capital in St. Petersburg, Florida on October 28, 2003, including Jim Coyne, President, and Rick Brock, Chief Financial Officer;
- Reviewed Semele's financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;
- Reviewed Ariston Corporation Trial Balance as of September 30, 2003;
- Reviewed Semele Detail of Book Value and Fair Market Value of assets by operating segment as of September 30, 2003;
- Reviewed First Amended and Restated Limited Partnership Agreement of BMIF/BSLF II Rancho Malibu Limited Partnership agreement dated June 23, 2003;
- Reviewed Jones & Company real estate appraisal dated March 1, 2003;
- Reviewed Company prepared balance sheet for AFG Investment Trust A for the three months ended September 30, 2003;

Summary of Due Diligence

- Reviewed Company prepared balance sheet for AFG Investment Trust B for the three months ended September 30, 2003;
- Reviewed AFG Investment Trust C financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;
- Reviewed AFG Investment Trust D financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;
- Reviewed MILPI Holdings LLC audited financial statements for the year ended December 31, 2002;
- Reviewed SEC filings related to MILPI Holdings LLC's acquisition of PLM including: (1) Tender Offer dated December 29, 2000 and related amendments thereto, (2) Proxy Statement dated December 21, 2001 related to 17% of PLM stock not previously tendered;
- Reviewed Proxy Statement dated November 25, 2002 related to the sale of AFG Investment Trust A's interest in MILPI Holdings LLC;
- Reviewed Proxy Statement dated November 25, 2002 related to the sale of AFG Investment Trust B's interest in MILPI Holdings LLC;
- Reviewed KPMG Valuation Report dated January 1, 2002 regarding MILPI Holdings LLC;
- Reviewed Imperial Capital LLC's draft opinion letter dated November _, 2003 to AFG Investment Trust C and AFG Investment Trust D (the "Trusts") regarding the consideration to be received by the Trusts in connection with the sale of 100% of the Trust's membership interests in MILPI Holdings LLC.

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Summary of Due Diligence

- Reviewed financial statements of DSC/Purgatory LLC for the year ended April 30, 2003;
- Reviewed financial statements of Mountain Springs – Kirkwood LLC for the year ended April 30, 2003;
- Reviewed Draft Purchase and Sale Contract between AFG Realty Corporation and Intrepid Real Estate, LLC;
- Reviewed AFG International Partners Limited Partnership I Operating Agreement dated September 14, 1994, and related amendments thereto;
- Reviewed AFG International Partners Limited Partnership II Operating Agreement dated November 1, 1994, and related amendments thereto;
- Reviewed Amended and Restated Operating Agreement of EFG Kirkwood LLC dated May 1, 1999;
- Reviewed Mountain Springs Resorts LLC Operating Agreement dated October 24, 2002;
- Reviewed minutes of the Board of Directors from November 21, 2000 through February 4, 2003;
- Reviewed minutes of the Special Committee of the Board of Directors from February 6, 2002 through October 9, 2002;
- Reviewed Marshall & Stevens Fair Market Valuation of Equity Interests Held by AFG Investment Trust A and Trust B in EFG Kirkwood LLC as of December 31, 2002.
- Reviewed letter from James A. Coyne dated October 22, 2003 to Joseph W. Callaway of Wilmington Trust Company, as liquidating trustee of AFG Investment Trust A Liquidating Trust and AFG Investment Trust B Liquidating Trust, regarding Equis II Corporation's revised offer to purchase the trusts' ownership interests in EFG Kirkwood and related interests in EFG Palisades.

Summary of Due Diligence

- Reviewed First Allonge to Promissory Note dated September 4, 2003 between Semele and Equis Financial Group LP (original principal amount of $10,450,000);
- Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation (original principal amount of $365,000);
- Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation (original principal amount of $8,224,667);
- Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and James A. Coyne (original principal amount of $4,915,333);
- Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Sydney Peyton Engle Trust (original principal amount of $365,000);
- Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Kristen Engle Trust (original principal amount of $365,000);
- Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Staci Albury Trust (original principal amount of $365,000);
- Analyzed the historical trading price and trading volume of Semele's common stock;
- Reviewed internal Company documents regarding organizational and equity ownership structure; and
- Reviewed certain other relevant, publicly available information, including economic, industry, and investment information.

Fairness Considerations

To determine if the $1.20 cash consideration to be received by the Minority Stockholders in the Proposed Transaction is fair, from a financial point of view, to the Minority Stockholders, Duff & Phelps took into consideration the following elements:

1) The $1.20 cash consideration to be received by the Minority Stockholders is not less than the fair value of Semele, on a going concern basis;

2) The $1.20 cash consideration to be received by the Minority Stockholders is not less than the estimated liquidation value of Semele; and

3) The premium implied by the $1.20 cash consideration to be received by the Minority Stockholders in the Proposed Transaction for the common stock is adequate relative to the premiums paid in other similar transactions.

Fairness Considerations

Valuation Analysis of Semele Common Stock

Currently, the Company is engaged in various real estate activities, including a residential property development located in Malibu, California, buildings located in Sydney, Australia and Washington DC and a minority interest investment in two ski resorts and a residential development community company located in Canada. The Company also holds investments in other companies operating in niche financial markets, principally involving equipment management and equipment leasing.

Duff & Phelps performed a valuation analysis of Semele's common stock to determine whether the $1.20 cash consideration to be received by the Minority Stockholders is adequate relative to a valuation analysis of the Company on a going concern basis.

Typically, Duff & Phelps would employ a number of different valuation methodologies to approximate the fair market value of Semele, including a comparable public company analysis and comparable sale transaction analysis. In a comparable public company analysis, Duff & Phelps would review valuation multiples of comparable publicly traded companies and apply the relevant valuation multiples to Semele's recent operating results. Similarly, in a comparable sale transaction analysis, Duff & Phelps would review transaction multiples based on actual transactions that have occurred in the marketplace and apply the resulting transaction multiples to the Company's recent operating results.

However, due to Semele's unique business structure, lack of comparable public companies and transactions, and the fact that Semele is not current on its principal and interest obligations to certain promissory note holders, neither the comparable public company analysis not the comparable sale transaction analysis was deemed applicable. Semele extended the maturity dates for the payment of unpaid principal and accrued interest on certain debt obligations of the Company to January 1, 2005, pursuant to seven separate allonge agreements dated September 4, 2003 between the Company and certain promissory note holders of the Company.

Fairness Considerations

As such, Duff & Phelps believes the best estimate of "fair market value" is based on an analysis of the net asset value of Semele's current investments. Duff & Phelps also reviewed the historical trading price and volume of Semele's common stock over the past twelve months and reviewed the implied price premiums paid in recent going private transactions. Additionally, since Semele currently is not current on its principal and interest obligations to certain promissory note holders, we also determined the value, if any, the minority stockholders would receive if the Company's assets were liquidated.

Fairness Considerations

Analysis of current and historical trading prices of Semele common stock

Duff & Phelps analyzed the closing price and trading volume of the common stock for Semele over the past twelve months. This analysis was used to determine the range of fair market value the market has ascribed to the common stock prior to the announcement of the Proposed Transaction, as well as with regard to the Proposed Transaction.

Net Asset Value Analysis

Duff & Phelps analyzed the estimated "fair market value" of Semele's investments and then subtracted the Company's outstanding debt obligations. In determining the "fair market value" of Semele's investments, Duff & Phelps relied on, without independent verification thereof, information provided by management, including third party asset appraisals, transaction documentation with respect to the proposed sale of certain investments, Company financial statements, and cash flow projections for certain investments. Where applicable and feasible, Duff & Phelps performed a discounted cash flow analysis for certain investments. Since the Company has significant net operating loss carryforwards, we also estimated the value a third party buyer may be able realize in a change of control transaction.

Liquidation Analysis

Since Semele is not current on its principal and interest obligations to certain promissory note holders, Duff & Phelps also analyzed the value of Semele's common stock in an orderly liquidation. Semele extended the maturity dates for the payment of unpaid principal and accrued interest on certain debt obligations of the Company to January 1, 2005, pursuant to seven separate allonge agreements dated September 4, 2003 between the Company and certain promissory note holders of the Company. This analysis is similar the Net Asset Value Analysis.

Fairness Considerations

Premium Analysis

Duff & Phelps reviewed the transaction premiums paid over market price for 56 public-to-private transactions occurring from January 1, 2002 through November 24, 2003. Duff & Phelps compared the premiums over the 1-day, 1-week, and 30-day trading price prior to the announcement of such going private transaction to the implied premium associated with the Proposed Transaction.

DRAFT

Current and Historical Stock Price Data


Semele Group, Inc.
Daily Price/Volume Analysis - 11/22/2002 - 11/22/2003
Volume (in 000's)
Price
15,000
12,500
10,000
7,500
5,000
2,500
0
$1.50
$1.25
$1.20
$1.00
$0.75
$0.50
$0.25
$0.00
11/22/2002
12/16/2002
1/15/2003
2/6/2003
3/20/2003
4/22/2003
5/22/2003
6/11/2003
7/10/2003
8/21/2003
9/18/2003
10/10/2003
10/28/2003
11/14/2003
On March 23, 2003 Semele announced the sale of its majority interest in BMIF/BSLFII Rancho Malibu, LP to RMLP, Inc., a subsidiary of PLM.
On February 2, 2002 Semele announced it completed the acquisition of PLM International, Inc. by effecting a merger of its affiliate MILPI into PLM International, Inc.
On May 5, 2003 management of Semele proposed to aqcuire all the outstanding common stock of the Company for $1.20 per share.
On September 10, 2003 Semele CEO, Gary Engle, and President, Jim Coyne, purchased 198,700 shares of common stock for a per share value of $1.20 in a private transaction.

Current and Historical Stock Price Data

Semele Common Stock Data

Current Common Stock Data (as of November 17, 2003)	
11/17/03 Stock Price	$ 0.76
52-Week High (September 23, 2003)	$ 1.30
52-Week Low (July 2, 2003)	$ 0.60
Shares Outstanding	2,099,687
Average Daily Trading Volume[1]	378
Public Float	42.9%
Institutional Ownership	7.8%
Analyst Coverage	None

[1] Based on previous 12 months of trading data.

Source: Bloomberg and MSN Investor

Net Asset Value Analysis - Summary

Semele Group Inc. Net Asset Value Analysis Summary		
Investments and Other Assets		
Cash (1)		$ 1,968,000
Restricted Cash (1)		384,000
Equis II ONC Note Receivable plus Accrued Interest (1)		2,439,221
Ariston ONC Note Receivable plus Accrued Interest (1)		1,474,793
Rancho Malibu Note plus Accrued Interest (1)		2,595,890
15.4% equity interest in Rancho Malibu (2)		1,031,971
Ariston Corporation (3)		5,847,531
Equis II interest in AFG Investment Trusts A, B, C, D (4)		9,047,809
Special Beneficiary 8.25% interest in AFG Investment Trusts A, B, C, D (4)		3,727,066
Rail Investors I LLC (5)		695,000
Present Value of Net Operating Losses (estimate realizable by a 3rd party buyer)		395,000
Total Investments and Other Assets		$ 29,606,280
Debt and Other Liabilities		
Equis II Note Payable plus Accrued Interest (1)		(19,892,205)
Special Beneficiary Note Payable plus Accrued Interest (1)		(8,344,038)
Ariston Note Payable (1)		(8,418,496)
Total Debt and Other Liabilities		$ (36,654,739)
Net Asset Value		**(7,048,459)**
Net Asset Value per Share	**2,099,687**	**$ (3.36)**

Sources:
(1) Semele Group Inc. Detail of Book Value of Assets by Operating Segment as of September 30, 2003.
(2) See Net Asset Value Analysis - Rancho Malibu LP.
(3) See Net Asset Value Analysis - Ariston Corporation.
(4) See Net Asset Value Analysis - AFG Investment Trusts.
(5) See Net Asset Value Analysis - Rail Investors I LLC.

Net Asset Value Analysis – Rancho Malibu LP

Description of Rancho Malibu LP ("Rancho Malibu")

Semele both directly and indirectly owns 274 acres of undeveloped land north of Malibu, California in a development company called "Rancho Malibu". Forty (40) acres of the property are zoned for development of a 46-unit residential community. The remainder is divided as follows: (i) 167 acres are dedicated to a public agency, (ii) 47 acres are deed restricted within privately-owned lots, and (iii) 20 acres are preserved as private open space.

In the first quarter of 2003, Semele transferred its interest in Rancho Malibu to RMLP, Inc., a wholly-owned subsidiary of MILPI, for $5.5 million in cash, a $2.5 million promissory note and 182 shares (15.4%) interest in RMLP, Inc. In the second quarter of 2003, Rancho Malibu amended its partnership agreement to include an additional unrelated investor ("Vintage Rancho") for the purpose of completing the development of the property. The third party investor contributed approximately $2.0 million to Rancho Malibu and is the development general partner.

DRAFT

Net Asset Value Analysis – Rancho Malibu LP



Rancho Malibu Corporation
MILPI
100%
PLM
84.6%
Semele
15.4%
C&D IT, LLC (1)
$2.0
RMLP (1)
$9.0
Vintage Rancho (1)
$2.0
15.4%
69.2%
15.4%
BMIF/BSLF
Rancho Mailibu Ltd.
$13.0

RMLP	$	9,297,000
Less: Rancho Malibu Note plus Accrued Interest (2)		(2,595,890)
RMLP Equity Value	$	6,701,110
PLM Equity Interest @ 84.6% (1)	$	5,669,139
Semele Equity Interest @ 15.4% (1)	**$**	**1,031,971**
RMLP Equity Value	$	6,701,110

Sources:

(1) First Amended and Restated Limited Partnership Agreement of BMIF/BSLF II Rancho Malibu Limited Partnership agreement dated June 23, 2003.

(2) Semele Group Inc. Detail of Book Value of Assets by Operating Segment as of September 30, 2003.

Net Asset Value Analysis – Rancho Malibu LP

- From the analysis on the previous page, the total value of Semele's 15.4% equity interest in Rancho Malibu LP is $1.0 million.

- Pursuant to the Semele Detail of Book Value of Assets by Operating Segment as of September 30, 2003, the book value of the Malibu land was $13.9 million, held by the following entities:

RMLP	$ 9,297,000
AFG Investment Trust C	1,157,000
AFG Investment Trust D	1,157,000
Vintage Rancho (held by a third party investor)	2,134,000
Total Book Value of Malibu land	$ 13,925,000

- Pursuant to the Jones & Company real estate appraisal dated March 1, 2003, the estimated fair value of the Malibu land is $11.0 million.

Net Asset Value Analysis – Ariston Corporation

Description of Ariston Corporation ("Ariston")

AFG International

The Company has ownership interests in two commercial properties, consisting of land and buildings, which are leased to a major university. The buildings are used in connection with the university's international education programs and include both classroom and dormitory space. One building is located in Washington, D.C. and the other is located in Sydney, Australia.

Liquidating Partnerships

In 1998, the Company acquired Ariston Corporation which had an ownership interest in eleven limited partnerships engaged primarily in the equipment leasing business. In July 2002, the partnerships each adopted a formal plan of liquidation and transferred its' assets and liabilities to eleven respective liquidating partnership trusts ("Liquidating Partnerships") for the sole purpose of liquidating the assets and liabilities. In accordance with the Plans of Liquidation and Dissolution for each of the Liquidating Partnerships dated July 18, 2002, all of the net cash proceeds from the sale of the assets of the Liquidating Partnerships and cash, less reserves for any contingent liabilities, are to be distributed to the Liquidating Partnerships' interest holders no later than December 31, 2003. The eleven original partnerships, which have been dissolved, were originally organized as limited partnerships for the purpose of acquiring and leasing to third parties a diversified portfolio of capital equipment.

Net Asset Value Analysis – Ariston Corporation

- The total value of Semele's interest in Ariston is $5.8 million, comprised of cash, AFG International, units in AFG Liquidating Trusts A and B, units in AFG Investment Trusts C and D, and the Liquidating Partnerships, as summarized below.

Ariston Corporation

	Units		
Cash (1)	NA	$	862,150
AFG International (from analysis on next page)	NA		4,235,079
AFG Liquidating Trust A Units (2)	1,702		7,722
AFG Liquidating Trust B Units (2)	839		5,586
AFG Investment Trust C Units (2)	9,210		68,381
AFG Investment Trust D Units (2)	44,084		297,551
Interests in Liquidating Partnerships (1)	NA		371,060
Total Value of Ariston Corporation		**$**	**5,847,531**

Sources:
(1) Ariston Corporation Trial Balance as of September 30, 2003 (PLM International,. Inc. - Equis Financial Corp.)
(2) See Net Asset Valuation Analysis - AFG Investment Trusts

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Net Asset Value Analysis – Ariston Corporation

AFG International			
Washington, D.C. land and building (1)		$	10,500,000
Sydney, Australia land and building (2)			2,400,000
Third party note (3)			(5,411,000)
Other (4)			250,000
Net Equity Value of AFG International		$	7,739,000
Capital Contributed (5)			
General Partner - AFG Realty Corp.		$	32,576
Class A Limited Partner - Investor Limited Partners			1,625,000
Class B Limited Partner - One North Capital Corporation			1,600,000
Total Capital Contributed		$	3,257,576
Note: Special Limited Partner is AFG Realty/BU Limited Partnership, an entity 67% owned by AFG Realty Corp.			
Distribution at Liquidation (5)	Proceeds %	$	4,481,424
General Partner Capital	NA		32,576
Class A Limited Partner Capital	NA		1,625,000
Class B Limited Partner Capital	NA		1,600,000
General Partner Return	1.0%		44,814
Class A Limited Partner Return	34.5%		1,546,091
Class B Limited Partner Return	25.5%		1,142,763
Special Limited Partner Return	39.0%		1,747,755
Total Distribution at Liquidation		$	7,739,000
Value to Ariston (6)	Ownership		
General Partner Interest	100%	$	77,390
Class A Limited Partner Interest	1.25 Units		243,930
Class B Limited Partner Interest	100%		2,742,763
Special Limited Partner Interest	67%		1,170,996
Total Value to Ariston		**$**	**4,235,079**

Sources:

1) Draft Purchase and Sale Contract between AFG Realty Corporation and Intrepid Real Estate LLC.
2) Estimated fair market value based on lease rate of $240,000 per year and a capitalization rate of 10%.
3) Semele Detail of Book Value of Assets by Operating Segment as of September 30, 2003.
4) AFG International Trial Balance as of September 30, 2003.
5) AFG International Partners Limited Partnership I dated September 14, 1994 and related amendments thereto and AFG International Partners Limited Partnership II dated November 1, 1994 and related amendments thereto.
6) Internal Company documents regarding organizational and equity structure.

Net Asset Value Analysis – AFG Investment Trusts

Description of AFG Investment Trusts

The Company, through Equis II's Class B interests and AFG ASIT Corporation's Managing Trustee Interest, controls the voting interest in the Trusts. However, on certain voting matters, principally involving transactions with related parties, Equis II is obligated to vote its Class B interests consistent with the majority of unaffiliated investors. AFG ASIT Corporation, a wholly-owned subsidiary of the Company, is managing trustee of the Trusts. The Trusts have a portfolio of equipment leasing assets and several minority interest investments which include real estate companies and an equipment management company. The Company's economic interest in the Trusts ranges from 26% to 30% per Trust which includes its Managing Trustee interest, Class B interest and Special Beneficiary interests.

AFG Investment Trust A and B's assets were transferred to AFG Investment Trust A Liquidating Trust and AFG Investment Trust B Liquidating Trust (the "Liquidating Trusts"), respectively, on December 31, 2002. In furtherance of the Plan of Liquidation and Dissolution, the Liquidating Trusts entered into a Liquidating Trust Agreement with an independent third party as trustee of the Liquidating Trusts. The trustee has control over the dissolution of the Liquidating Trusts' assets. In conjunction with the liquidation, the trustee engaged the Managing Trustee, AFG ASIT Corporation (a wholly-owned subsidiary of the Company), and EFG, an affiliated entity, as agents in order to manage the daily operations until liquidation is complete. Accordingly, Semele no longer has a controlling interest in these assets but has the ability to exercise significant influence over the daily operations.

The Trusts are limited-life entities having the following scheduled dissolution dates:

AFG Investment Trust A – December 31, 2002 (*)

AFG Investment Trust B – December 31, 2002 (*)

AFG Investment Trust C – December 31, 2004

AFG Investment Trust D – December 21, 2006

(*) In December 2002, AFG Investment Trust A and B received approval from their shareholders for liquidation and dissolution of their assets under the terms of the Plans of Liquidation and Dissolution.

Net Asset Value Analysis – AFG Investment Trusts

AFG Investment Trusts A, B, C, and D


Semele Group Inc.
100%
Equis II Corporation
100%
AFG ASIT Corporation
22.26%
22.45%
20.22%
18.67%

($ in 000s)	AFG Investment Liquidating Trust A (1)	AFG Investment Liquidating Trust B (2)	AFG Investment Trust C (3)	AFG Investment Trust D (4)
Cash	$2,619	$4,469	$935	$936
Receivables	4	7	590	501
Interest in EFG/Kettle Valley Development	NA	NA	4,137	4,038
Interest in EFG Kirkwood LLC	601	1,202	2,408	1,806
Interest in MILPI Holdings, LLC (PLM Int'l) (5)	NA	NA	8,300	8,300
Interest in C&D IT, LLC (Rancho Malibu)	NA	NA	1,157	1,157
Investments and other assets	81	102	258	725
Estimated FMV of equipment, net of debt	4	0	1,140	746
Accrued liabilities	(158)	(182)	(369)	(337)
Net Asset Value	**$3,151**	**$5,598**	**$18,556**	**$17,872**
Per Class A Unit	**$4.54**	**$6.66**	**$7.42**	**$6.75**
Per Class B Unit	**$0.81**	**$1.20**	**$1.18**	**$1.01**

Sources:

(1) Company prepared balance sheet for the quarterly period ended September 30, 2003.

(2) Company prepared balance sheet for the quarterly period ended September 30, 2003.

(3) AFG Investment Trust C 10-QSB for the quarterly period ended September 30, 2003 and Company prepared analyses.

(4) AFG Investment Trust D 10-QSB for the quarterly period ended September 30, 2003 and Company prepared analyses.

(5) Pursuant to proposed transaction between G. Engle and J. Coyne and AFG Investment Trusts C and D.

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Net Asset Value Analysis – AFG Investment Trusts

- The total value of Semele's interest in the AFG Investment Trusts is $12.8 million, comprised of $9.1 million through its 100% ownership interest in Equis II Corporation and $3.7 million 100% ownership interest in the Special Beneficiary, as summarized below.

AFG Investment Trust Ownership	AFG Investment Liquidating Trust A	AFG Investment Liquidating Trust B	AFG Investment Trust C	AFG Investment Trust D
Managing Trustee - AFG ASIT Corporation	1.00%	1.00%	1.00%	1.00%
Special Beneficiary - Semele Group Inc.	8.25%	8.25%	8.25%	8.25%
Class A Unitholders (1)	69.41%	69.23%	71.49%	73.07%
Ariston Corporation (through ONC LP)	1,702	839	9,210	44,084
-- % of Class A units	0.35%	0.14%	0.52%	2.28%
Equis II Corporation	40	40	0	0
-- % of Class A units	0.01%	0.01%	0.00%	0.00%
Total Units Outstanding as of 9/30/03	482,016	582,017	1,786,753	1,934,755
Class B Unitholders (1)	21.34%	21.52%	19.26%	17.68%
Equis II Corporation	822,863	997,373	3,019,220	3,140,683
-- % of Class B units	99.61%	99.64%	99.82%	99.96%
Total Units Outstanding as of 9/30/03	826,072	1,000,961	3,024,740	3,142,083
Equis II % of Class A	**0.006%**	**0.005%**	**0.000%**	**0.000%**
Equis II % of Class B	**21.254%**	**21.444%**	**19.222%**	**17.675%**
Managing Trustee %	**1.000%**	**1.000%**	**1.000%**	**1.000%**
Total Equis II Corporation Percentage Interest	**22.26%**	**22.45%**	**20.22%**	**18.67%**
Total Value of Equis II Interest	**$701.3**	**$1,256.6**	**$3,752.3**	**$3,337.6**
Total Value of Special Beneficiary Interest	**$259.9**	**$461.8**	**$1,530.8**	**$1,474.5**

Sources:
(1) Company prepared Trust Ownership Structure as of September 30, 2003.

Net Asset Value Analysis – Rail Investors I LLC

Description of Rail Investors I LLC ("Rail Investors")

Rail Investors was formed in 2002 and is a wholly-owned subsidiary of Semele. Rail Investors was formed for the sole purpose of leasing equipment under an operating lease that is non-recourse to Semele and re-leasing the equipment to unrelated third parties.

- To determine a value for Rail Investors, Duff & Phelps performed a discounted cash flow ("DCF") analysis of the projected free cash flows of Rail Investors.
  - Free cash flow is defined as cash that is available to either reinvest or to distribute to security holders.
  - The projected free cash flows are discounted to the present at a rate which reflects the relative risk associated with these cash flows as well as the rates of return which security holders could expect to realize on alternative investment opportunities.
  - Duff & Phelps discounted the resulting free cash flows and terminal value at rates of 14% to 16%.
- Duff & Phelps relied on a financial forecast provided by Semele management regarding Rail Investors for the years ending December 31, 2004 to 2014.
- Duff & Phelps estimated Rail Investors' future free cash flows based on projected earnings, working capital, and capital expenditure requirements for the years ending 2004 to 2014.
- Since Rail Investors is currently being managed to service the operating lease which expires in 2014, the end of the projection period, the residual or terminal value is assumed to be $0.

Net Asset Value Analysis – Rail Investors I LLC

- Summary cash flow details of Duff & Phelps' DCF analysis for Rail Investors are included in the table below.

Railcar Investors I LLC
Discounted Cash Flow Analysis - Summary Cash Flow Assumptions
($ in thousands)

Fiscal years ending December 31,	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Revenue	$ 1,818	$ 3,964	$ 5,834	$ 5,901	$ 5,897	$ 5,869	$ 5,864	$ 5,391	$ 5,681	$ 5,607	$ 2,514	$ 2,462
Revenue Growth	*NA*	*118.0%*	*47.2%*	*1.1%*	*-0.1%*	*-0.5%*	*-0.1%*	*-8.1%*	*5.4%*	*-1.3%*	*-55.2%*	*-2.1%*
EBIT	$ 117	$ 13	$ 504	$ 518	$ 452	$ 612	$ 607	$ 327	$ (95)	$ (23)	$ (2,747)	$ 434
EBIT Margin	*6.4%*	*0.3%*	*8.6%*	*8.8%*	*7.7%*	*10.4%*	*10.4%*	*6.1%*	*-1.7%*	*-0.4%*	*-109.3%*	*17.6%*
Earnings Before Interest and Taxes	$ 117	$ 13	$ 504	$ 518	$ 452	$ 612	$ 607	$ 327	$ (95)	$ (23)	$ (2,747)	$ 434
Taxes @ 39.5%	$ 46	$ 5	$ 199	$ 205	$ 179	$ 242	$ 240	$ 129	$ (37)	$ (9)	$ (1,085)	$ 172
Net Operating Profit After Tax (Free Cash Flow) [1]	**$ 18**	**$ 8**	**$ 305**	**$ 313**	**$ 273**	**$ 370**	**$ 367**	**$ 198**	**$ (57)**	**$ (14)**	**$ (1,662)**	**$ 263**

1) Free Cash Flow for 2003 is prorated for the last 3 months of the year. No Capital Expenditure or Working Capital Investment requirements pursuant to management's projections.

- Duff & Phelps' DCF analysis for Rail Investors resulted in an equity value of $695,000.

Net Asset Value Analysis – Net Operating Loss Carryforwards

- As of December 31, 2002, the Company had loss carryforwards for federal income tax purposes of approximately $107 million. These net operating loss carryforwards ("NOLs") expire between 2010 and 2022.

- The value of the NOLs is limited in a change of control transaction. The annual offset to income is limited to the equity value of the Company at the date of the transaction multiplied by the long-term tax exempt rate. The current applicable rate is 4.74%.

- In a range of $1.20 to $1.50 per share the equity value of the Company is between $2.52 million and $3.15 million based on 2,099,687 shares outstanding. Therefore, the annual deduction would be limited to between approximately $119,000 and $149,000 in a change of control transaction. Assuming that the Company generates enough income to utilize the annual deduction, the present value of the NOLs in a change of control transaction is between approximately $316,000 and $395,000.

  - Key assumptions leading to the valuation of the NOLs include: (1) a federal tax rate of 35%; and (2) a discount rate of 15%.

Net Asset Value Analysis – Option Value of Equity

- The Net Asset Value analysis indicates that the common stock of the Company has no value as of November 25, 2003. However, the Company's common stock has recently traded at $0.76 per share, reflecting the opportunity for future equity value depending upon the financial performance of Semele. Because the possibility of future equity value exists so long as the company remains a viable going concern, it is relevant to consider the price an investor might pay for the opportunity of participating in this value potential.
- The common stock of Semele will have value only to the extent the enterprise value of the Company exceeds any debtor obligations. The value attributed an ownership interest in Semele's common stock may therefore be valued as an option which has an underlying asset value equal to the enterprise value of the Company and an exercise price equal to the value of the outstanding debt.
- Duff & Phelps utilized the Black-Scholes option pricing model to derive an estimated equity value of $0.01 to $1.21 per share. Key assumptions and a summary of this per share valuation range follow:

Equity as Option - Key Assumptions

Enterprise value (1):	$ 29,606,280
Face value of debt (as of 9/30/03):	$ 36,654,739
Equity Volatility:	20% to 40%
Duration:	3 months to 12 months
Risk free rate:	1.20%

Equity as an Option Analysis

Equity Value per Share

Volatility	Duration (months) 3	6	9	12
20%	$ 0.01	$ 0.07	$ 0.16	$ 0.26
25%	$ 0.04	$ 0.16	$ 0.31	$ 0.46
30%	$ 0.08	$ 0.28	$ 0.50	$ 0.70
35%	$ 0.15	$ 0.43	$ 0.70	$ 0.95
40%	$ 0.23	$ 0.59	$ 0.92	$ 1.21

(1) Enterprise value includes the estimated present value of net operating losses of $395,000.

DRAFT

Liquidation Analysis

- In our net asset value analysis, we determined a net asset value of ($7.0). We then estimated a range of values for the Company's common stock utilizing an option pricing model.

- In an orderly liquidation of the Company's assets, additional costs would be incurred. Furthermore, the timing to realize the estimated asset values is unknown which could lead to further value deterioration. As such, we estimated the Company's liquidation value to be no greater than ($7.4) million (excludes NOL value of $395,00).

- Therefore, we concluded that the liquidation analysis did not provide any indication of positive value for the common shareholders of the Company.

Note: We did not perform any independent appraisals of the assets or liabilities of the Company.

DRAFT

Premium Analysis

- Duff & Phelps reviewed the transaction premiums paid over market price for 56 public-to-private transactions occurring from January 1, 2002 through November 24, 2003.
- Duff & Phelps compared the premiums over the 1-day, 1-week, and 30-day trading price prior to the announcement of such going private transaction to the implied premium associated with the Proposed Transaction.
  - The median 1-week premium for the entire group of 56 transactions was approximately 34%.
  - The median 30-day premium for the entire group of 56 transactions was approximately 40%.
  - The implied 1-week and 30-day premiums for the Proposed Transaction are 32% and 29%, respectively, based on the Proposed Transaction offer price of $1.20 per share and the announcement date of May 5, 2003.

PREMIUMS PAID ANALYSIS
PUBLIC-TO-PRIVATE TRANSACTIONS
By Market Capitalization
(in millions of $)

SIZE DECILE	Median Market Capitalization	Median LTM Revenues	Median LTM EBITDA	Median Premium One Day Before Announcement Date (%)	Median Premium One Week Before Announcement Date (%)	Median Premium 30 Day Before Announcement Date (%)
TOP 20%	$329.9	$668.0	$74.1	32.8%	30.8%	21.6%
BOTTOM 20%	$4.3	$33.6	-$0.5	63.2%	60.6%	71.8%
MEDIAN	$28.9	$134.8	$8.2	33.9%	33.6%	40.0%
HIGH	$1,543.2	$4,467.5	$240.5	167.9%	156.6%	175.8%
LOW	$0.2	$1.0	-$92.3	-13.3%	-14.0%	-14.0%
Semele Group	$2.0	$18.2	NM	31.9%	31.9%	29.0%

Data is based on 56 transactions for the period January 1, 2002 - November 22, 2003

Conclusion

Based on our analysis and relying upon the accuracy and completeness of all information provided to us, it is our opinion that, as of this date, the Proposed Transaction is fair to the Minority Stockholders of the Company, from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).